UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of September, 2022

Commission File Number: 001-37777

GRUPO SUPERVIELLE S.A.

(Exact name of registrant as specified in its charter)

SUPERVIELLE GROUP S.A.

(Translation of registrant’s name into English)

Bartolomé Mitre 434, 5th Floor

C1036AAH Buenos Aires

Republic of Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐             No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

GRUPO SUPERVIELLE S.A.

TABLE OF CONTENTS

Item

1.	Grupo Supervielle S.A. – Relevant Information: Grupo Supervielle S.A. appointed Mrs. Casandra Lisa Giuliano as CHRO

Autonomus City of Buenos Aires, September 1, 2022

Messrs.

Comisión Nacional de Valores

Bolsas y Mercados Argentinos S.A.

Mercado Abierto Electrónico S.A.

Present

Ref.: Relevant Fact – Grupo Supervielle S.A. appointed Mrs. Casandra Lisa Giuliano as CHRO

To whom it may concern,

Grupo Supervielle S.A. (NYSE: SUPV) (BYMA: SUPV), (“Supervielle” or the “Company”), a universal financial services group headquartered in Argentina with a nationwide presence, announced the appointment of Casandra Lisa Giuliano as CHRO (Chief Human Resources Officer) of the Company effective September 1, 2022.

Casandra has over 20 years of experience designing talent management strategies, development, and organizational transformation processes with an innovative and holistic vision. With a degree in Labor Relations from Universidad de Buenos Aires (UBA), Giuliano has specialized in the field of Human Resources at financial institutions. In her previous position as Culture and Talent Manager at Banco Galicia, she led onboarding, recruiting, training and development strategies, keeping employees and their needs at the center, while leveraging technological advantages and data analytics. Casandra also held the position of Cultural Transformation Manager for 2 years at the same company, successfully implementing fundamental principles of agile methodologies, creating new operating models for Tribes, COEs and Support Areas, forming new teams and leading the transformation process of traditional operations towards Data Driven models, and she obtained a Postgraduate Degree in Human Resources Strategic Management at the Instituto para el Desarrollo Empresarial de la Argentina (IDEA), in addition to a Management Development Program at the Instituto de Altos Estudios Empresariales (IAE).

Yours faithfully,

_______________________

Ana Bartesaghi

Deputy Head of Market Relations

Grupo Supervielle S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Supervielle S.A.

Date: September 1, 2022	By:	/s/ Mariano Biglia
		Name:	Mariano Biglia
		Title:	Chief Financial Officer